

November 10, 2011

Via E-mail
Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer and Investor Relations Officer
Telecomunicacoes De Sao Paulo S.A. - TELESP
Rua Martiniano de Carvalho, 851
01321-001 San Paulo, SP, Brazil

> **Re:** **Telecomunicacoes De Sao Paulo S.A. - TELESP**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-14475**

Dear Mr. Camurra:

We have reviewed your response letter dated September 12, 2011 and your filings and have the following comment. As noted in our letter dated September 12, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 24. Other operating income (expenses), net, page F-63

1. We note your interpretation of how the guidance in paragraph 9 of IFRIC 4 should apply to your Infrastructure Sharing Agreement, provided in your response to comment 4. It seems, since the agreement is for the occupancy of space or locations on towers, i.e. tower slots, your analysis should be for the use of this asset and not the entire tower. Please provide an analysis of whether the Infrastructure Sharing Agreement contains a lease, based upon your occupancy of discrete locations or slots on towers and poles.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director